

16003533

*RW 2/24/16*

Mail Processing
Section

FEB 23 2016

Washington DC
416

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

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| SEC FILE NUMBER |
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| 8-44770 |

**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                        MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___210 Elmer Street___
(No. and Street)

___Westfield___                    ___NJ___                    ___07090___
(City)                             (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Howard Spindel___                              ___(212) 897-1688___
                                                  (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PKF O'Connor Davies, LLP___
(Name - if individual, state last, first, middle name)

___665 Fifth Avenue___          ___New York___        ___NY___        ___10022___
(Address)                       (City)                (State)         (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)*



# Merrion Securities, LLC

**Financial Statements and Supplementary Schedules**
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2015

# Merrion Securities, LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Members' Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[x]   A copy of the SIPC Supplemental Report.
[x]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3
[x]   Statement of Exemption from Rule 15c3-3


**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

 Chief Executive Officer
Title

_____
Notary Public

**Merrion Securities, LLC**
**Table of Contents**
**December 31, 2015**



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm**

**To the Members of**
**Merrion Securities, LLC**

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the "Company"), as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*PKF O'Connor Davies*

February 10, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

# Merrion Securities, LLC

**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 30,770 |
| Due from broker | | 549,541 |
| Securities owned, at fair value | | 159,875 |
| Due from affiliate | | 17,030 |
| Furniture and equipment (net of accumulated depreciation of $207,514) | | 5,627 |
| Prepaid expenses and other assets | | 57,436 |
| Total assets | $ | 820,279 |
| | | |
| **Liabilities and Members' Equity** | | |
| Accounts payable and accrued expenses | $ | 39,446 |
| | | |
| Members' equity | | 780,833 |
| | | |
| Total liabilities and members' equity | $ | 820,279 |

The accompanying notes are an integral part of these financial statements.

# Merrion Securities, LLC

## Statement of Operations
## Year Ended December 31, 2015

**Revenues**

| | | |
|---|---|---:|
| Commissions | $ | 572,188 |
| Net gain on principal transactions | | 49,346 |
| Interest income and expense, net | | 17,664 |
| Other income, affiliates | | 780,000 |
| Miscellaneous income | | 22,207 |
| Total revenues | | 1,441,405 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 954,752 |
| Commissions | 206,314 |
| Clearance expense | 129,272 |
| Market data | 82,218 |
| Rent | 84,000 |
| Professional fees | 63,317 |
| Communications | 35,260 |
| Regulatory fees | 37,550 |
| Insurance expense | 22,384 |
| Other expenses | 40,388 |
| Total expenses | 1,655,455 |

| | | |
|---|---|---:|
| Net loss | $ | (214,050) |

The accompanying notes are an integral part of these financial statements.

# Merrion Securities, LLC

## Statement of Changes in Members' Equity
## Year Ended December 31, 2015

| | | |
|---|---|---|
| Balance, January 1, 2015 | $ | 994,883 |
| Net loss | | (214,050) |
| Balance, December 31, 2015 | $ | 780,833 |

The accompanying notes are an integral part of these financial statements.

# Merrion Securities, LLC

**Statement of Cash Flows**
**Year Ended December 31, 2015**

| | |
|---|---:|
| **Cash flows used in operating activities** | |
| Net loss | $ (214,050) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation | 4,670 |
| (Increase)/decrease in operating assets: | |
| Due from brokers | 142,693 |
| Securities owned, at fair value | 131,000 |
| Due from affiliate | (17,030) |
| Prepaid expenses and other assets | (5,444) |
| (Decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (16,508) |
| Net cash provided by operating activities | 25,331 |
| Cash - Beginning of year | 5,439 |
| Cash - End of year | $ 30,770 |

The accompanying notes are an integral part of these financial statements.

# Merrion Securities, LLC

## Notes to Financial Statements
## December 31, 2015

1. **Nature of Operations**

   Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Revenue Recognition**
   Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

   **Income Taxes**
   The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members   report their share of the Company's income or loss in their income tax returns. As a limited   liability   company,   the liability of the Company's members is limited to the amount of the  members' interests.

   **Accounting for Uncertainty in Income Taxes**
   The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained.  On December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

   **Due from Brokers**
   Due from brokers consists of clearing deposits and net amounts receivable relating to security transactions.

   **Furniture and Equipment**
   Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to seven years.

6

# Merrion Securities, LLC

## Notes to Financial Statements
## December 31, 2015

3. **Investments**

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

**Level I** - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

**Level II** – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

**Level III** – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

# Merrion Securities, LLC

## Notes to Financial Statements
## December 31, 2015

3. **Investments (continued)**

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2015:

|  | Level I | Level II | Level III |  |
|---|---|---|---|---|
| Securities owned at fair value: | Quoted prices in active markets for identical assets | Significant other observable inputs | Unobservable inputs | Balance as of 12/31/15 |
| Marketable equity security | $ 144,000 | $ - | $ - | $ 144,000 |
| Nonmarketable equity security-- technology sector | - | - | 15,875 | 15,875 |
|  | $ 144,000 | $ - | $ 15,875 | $ 159,875 |

Change in Level III assets measured at fair value for the year ended December 31, 2015:

| Securities owned at fair value: | Beginning balance January 1, 2015 | Realized & Unrealized Gains | Purchases Sales and Settlements | Ending balance December 31, 2015 | Change in Unrealized Gains on Investments still held at December 31, 2015 |
|---|---|---|---|---|---|
| Nonmarketable equity securities | $ 15,875 | $ - | $ - | $ 15,875 | $ - |

The fair value of nonmarketable equity securities has been estimated by the management based on a review of the Company's operational and financial performance, and discussion with company management. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

4. **Transactions with related parties**

Commission revenue from members, management and affiliates of the Company amounted to approximately $142,000 for the year.

During 2015, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $84,000 for the year ended December 31, 2015.

Other income includes $780,000 received from an affiliate for facilities and professional and administrative services. As these transactions are not at arm's length, they do not necessarily represent the amounts that would result from similar transactions with non-related parties.

# Merrion Securities, LLC

## Notes to Financial Statements
## December 31, 2015

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2015, the Company had net capital of approximately $652,000 which exceeded its minimum capital requirement of $100,000 by approximately $552,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. **Concentration**

Commissions from three major customers accounted for about 43% of commission revenue for the year ended December 31, 2015.

In addition, as explained in footnote 4, a substantial amount of the Company's revenue was received from an affiliate.

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit

8. **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued.

# Merrion Securities, LLC
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## December 31, 2015

| | | |
|---|---:|---:|
| Members' equity | $ | 780,833 |
| Deductions: | | |
| Nonallowable assets | | |
| Nonmarketable securities | | 15,875 |
| Due from affiliate | | 17,030 |
| Furniture and equipment | | 5,627 |
| Prepaid expenses and other assets | | 57,436 |
| Total deductions | | 95,968 |
| Net capital before haircuts on security positions | | 684,865 |
| | | |
| Haircuts | | (21,600) |
| Undue concentration charges | | (11,327) |
| | | |
| Net capital | | 651,938 |
| Minimum capital requirement | | 100,000 |
| Excess net capital | $ | 551,938 |
| | | |
| Aggregate indebtedness | $ | 39,446 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.06:1 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

**Merrion Securities, LLC**
**Computation for Determination of Reserve Requirements and**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2015**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).



**PKF**
**O'CONNOR**
**DAVIES**
ACCOUNTANTS AND ADVISORS

### Report of Independent Registered Public Accounting Firm on
### Review of the Exemption Report

**To the Members of**
**Merrion Securities, LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*PKF O'Connor Davies*

February 10, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of the paragraph (k)(2)(ii) and throughout the year ended December 31, 2015 and to the best of knowledge and belief of Merrion Securities, LLC has been in compliance with such provision, without exception.

_[signature]_

Executed by the Person who made the oath or
affirmation under SEC Rule 17a-5(e)(2)

**Merrion Securities, LLC**

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation

December 31, 2015



**PKF**
**O'CONNOR**
**DAVIES**
ACCOUNTANTS AND ADVISORS

## Report of Independent Accountant on Applying
## Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

**To the Members of**
**Merrion Securities, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of Form SIPC-7. Merrion Securities, LLC's management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.     Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2.     Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3.     Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4.     Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*PKF O'Connor Davies*

February 10, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

**Merrion Securities, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**December 31, 2015**

| | | |
|---|---|---:|
| **SIPC - 7 - General Assessment** | $ | 1,283 |
| Less amounts paid: | | |
| Total amount paid during 2015 | | 667 |
| Amount due with Form SIPC-7 | $ | 616 |

SIPC Collection Agent: Securities Investor Protection Corporation